TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
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April 2, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release:
1) Press release dated on March 1, 2004
   "Notice of Repurchase of Own Shares from the Market"
2) Press release dated on March 1, 2004
   "Year-end Dividend Information" (modified version)
3) Press release dated on March 4, 2004
   "Notice of Share Split (free distribution)
4) Press release dated on March 26, 2004
   "Notice of Termination of Own Share Repurchase from the Market"
5) Press release dated on March 31, 2004
   "Belluna to Dissolve its Subsidiary – Bell-Net Finance Co., Ltd."

We hereby attach English translation of these Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

dlw 4/6

SK
cc. BELLUNA CO., LTD.

March 1, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Article 210 of Japanese Commercial Code as described below.

1. Period of repurchase:	From February 1st to 29th, 2004
2. Number of shares repurchased:	34,900 shares
3. Total cost of repurchase:	126,891,500 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the annual shareholders' meeting held on June 27th, 2003

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	500,000 shares (maximum)
- Total value of shares to be repurchased:	2,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase since the annual shareholders' meeting held on June 27th, 2003 is as follows:

- Total number of shares repurchased:	394,000 shares
- Total value of shares repurchased:	1,400,357,500 yen

- END -

BELLUNA

MAIL ADD: BELLUNA BLD. 4-2, MIYAMOTO-CHO, AGEO-SHI
SAITAMA, JAPAN
TEL:81-(0)48-771-7753 FAX:81-(0)48-775-6063

March 1, 2004

BELLUNA CO., LTD.
Year-end Dividend Information

For : Fiscal Year Ending March 31, 2004

Record Date : March 31, 2004

Dividend Rate : 25.00 Japanese Yen Per Share, announced by the Company as its forecast on November 14, 2003, to be determined at a Board Meeting of the Company, and to be finally approved at a Shareholders' Meeting of the Company.

Board Meeting : To be held in May, 2004

Shareholders' Meeting : To be held in June 29, 2004

Payable Date : June 30, 2004

Payment in : Cash

-END-

(Translation)

March 4, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Representative Director/President: Kiyoshi Yasuno
(Code No. 9997, 1st Section Tokyo Stock Exchange)

Notice of Share Split (free distribution)

Notice is hereby given that BELLUNA Co., Ltd. (the "Company"), at a meeting of its Board of Directors held on March 4, 2004, adopted a resolution for a share split (free distribution) as described below:

Description

1. The Purpose of the Share Split

   The purpose of the share split is to improve the liquidity of the shares of the Company and to expand the individual investor base by reducing the amount of investment per share.

2. Summary of the Share Split

   (1) Increase in the number of shares as a result of the share split

   The number of common shares created by the share split shall be 0.1 times the total number of issued shares as of closing on March 31, 2004 (Wed); provided, however, that any fraction of 1 share that arises as a result of the calculation shall be discarded.

   (2) Method of the share split

   The number of shares owned by any shareholder appearing on or recorded in the register of shareholders or the register of beneficial shareholders as of closing on March 31, 2004 shall be split at the rate of 1.1 shares for every 1 share held; provided, however, that fractions of 1 share that arise from the split shall be sold collectively and the amount obtained through such sale shall be distributed to the shareholders who were entitled to such fractions.

3. Time Schedule

Record date for the share split	March 31, 2004 (Wed)
Effective date	May 20, 2004 (Thu)

4. Effective Date for Dividend Calculations — April 1, 2004 (Thu)

【Reference Notes】

1. The reason why this notice does not mention the actual number of shares that will result from the share split is because it is impossible as at the date of this notice to determine the total number of issued shares as of the record date for the share split as the total number of issued shares may increase between the date of this notice and the record date for the share split due to the conversion of convertible bonds into shares or the exercise of share subscription rights during such period.

2. If the share split was conducted on the basis of the number of issued shares as of January 31, 2004, the total number of issued shares after the share split would be as follows:

(1) Total number of issued shares as of January 31, 2004	21,688,020 shares
(2) Number of new shares created by the share split (planned)	2,168,802 shares
(3) Total number of issued shares after the share split (planned)	23,856,822 shares

3. No capital increase will occur as a result of the share split.
   Capital of the Company as of January 31, 2004 — 7,098,721,122 yen

4. In connection with the share split, the conversion price for the "Second Series of Unsecured Convertible Bonds" issued by the Company will be amended as of April 1, 2004 as follows:

Description	Conversion Price Before Adjustment	Adjusted Conversion Price
Second Series of Unsecured Convertible Bonds	4,592.00yen	4,174.50yen

5. In connection with the share split, the exercise price for and the number of shares to be issued per share subscription right of the "First Series of New Share Subscription Rights Allocated to Shareholders for Value" issued by the Company will be amended as of April 1, 2004 as follows:

Description	Before Adjustment		As Adjusted	
	Exercise price Amount to be paid for exercise of 1 share subscription right Issuance price for exercise of 1 share subscription right	Number of shares to be issued per share subscription right	Exercise price Amount to be paid for exercise of 1 share subscription right Issuance price for exercise of 1 share subscription right	Number of shares to be issued per share subscription right
First Series of Share Subscription Rights Allocated to Shareholders for Value (Issue date: July 3, 2003)	4,028.00 yen 4,028 yen *1 4,140 yen *1	1.0 shares	3,661.80 yen 4,028 yen*1 4,140 yen*1	1.1shares *2

*1: There is no change to the amount to be paid for or the issuance price for the exercise of 1 share subscription right.

*2: Where any fraction of 1 share arises as a result of the exercise of any share subscription rights, such fraction of 1 share shall be discarded and no adjustment of money shall be carried out.

-END-

March 26, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Share Repurchase from the Market

Notice is hereby given that the Company terminated the repurchase of its own shares at the market, resolved at the annual shareholders' meeting held on June 27th, 2003, pursuant to Article 210 of Japanese Commercial Code as described below.

Total number of shares and cost of the repurchase during this fiscal year is as follows:

1. Total number of shares repurchased:	394,000 shares
2. Total value of shares repurchased:	1,400,357,500 yen
3. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

(For reference)

Details resolved at the annual shareholders' meeting held on June 27th, 2003

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	500,000 shares (maximum)
- Total value of shares to be repurchased:	2,500 million-yen (maximum)

- END -

March 31, 2004

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Belluna to Dissolve its Subsidiary – Bell-Net Finance Co., Ltd.

Notice is hereby given that BELLUNA Co., Ltd. ("BELLUNA") at the meeting of its Board of Directors held on March 31, 2004, resolved to liquidate and dissolve its subsidiary, Bell-Net Finance Co., Ltd. as described below.

1. Reason for Dissolution

Bell-Net Finance Co., Ltd. was established as a base of consumer loan for the general public in Hong Kong. The business had been reduced for the rapid increase in bad debts, but as there is no possibility of improving it for the moment, the decision was made to liquidate and dissolve the company.

2. Outline of Bell-Net Finance Co., Ltd.

(1) Address:	19th Floor, Podium Plaza, 5 Hanoi Road, Tsimshasui, Kowloon, Hong Kong
(2) President:	Hidetoshi Tojo
(3) Capital:	HK$ 3,500 thousand
(4) Major Shareholder:	99% owned by Belluna Co., Ltd.

3. Perspective

There will be no impact on BELLUNA's performance.

- END -